UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

MARIS-TECH LTD.

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE PER SHARE

(Title of Class of Securities)

M68057104

(CUSIP Number)

Israel Bar

2 Yitzhak Modai Street, Rehovot, 7608804, Israel

+972.72.2424022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 Pages

CUSIP No. M68057104	Schedule 13D

1	NAMES OF REPORTING PERSONS Joseph Gottlieb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 857,275*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 857,275*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,275*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.86%**
14	TYPE OF REPORTING PERSON IN

*	See Item 5 for beneficial ownership information.
**	Based on a total of 7,818,860 Ordinary Shares outstanding as of May 6, 2022, as reported by the Issuer to the Reporting Person.

Page 3 of 5 Pages

Item 1.	Security and Issuer.

This Statement relates to the ordinary shares, no par value per share (the “Ordinary Shares”), of Maris-Tech Ltd., an Israeli company (the “Issuer”).

The principal executive offices of the Issuer are located at 2 Yitzhak Modai Street, Rehovot, 7608804, Israel.

Item 2.	Identity and Background.

(a) and (f) Joseph Gottlieb (the “Reporting Person”) is an Israeli citizen.

(b) The Reporting Person’s business address is 2 Yitzhak Modai Street, Rehovot, 7608804, Israel.

(c) Chief Executive Officer of Colint Ltd., 1 HaMada Street, Rehovot, Israel and Innovative Industries Inc.,80-02 Kew Gardens Rd, suite 5002, Kew Gardens, New York, 11415.

(d) and (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, he is or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person purchased from the Issuer 71,400 Units comprised of 71,400 Ordinary Shares and warrants to purchase 71,400 Ordinary Shares on February 4, 2022, with his personal funds. The Reporting Person purchased in open market transactions 37,700 Ordinary Shares on May 4, 2022, 37,000 Ordinary Shares on May 5, 2022 and 38,200 Ordinary Shares on May 6, 2022 with his personal funds.

Item 4.	Purpose of Transaction.

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only.

Although the Reporting Person has no present intention to do so, he may make purchases of Ordinary Shares or other securities of the Issuer from time to time, in the open market or in private transactions depending on his analysis of the Issuer's business, prospects and financial condition, the market for such securities, other investment and business opportunities available to him, general economic and stock market conditions, proposals from time to time sought by or presented to him and other factors. The Reporting Person intends to closely monitor his investments and may from time to time take advantage of opportunities presented to him. The Reporting Person may in the future also formulate plans or proposals regarding the Issuer, including possible future plans or proposals concerning events or transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Depending upon the Reporting Person’s continuing review of his investments and various other factors, including those mentioned above, the Reporting Person may (subject to any applicable securities laws and lock-up arrangements) decide to sell all or any part of the Ordinary Shares or other securities owned by him from time to time, although he has no current plans to do so. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.

Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.

The information provided herein is based upon 7,818,860 Ordinary Shares issued and outstanding as of May 6, 2022 as reported by the Issuer to the Reporting Person.

(a) The Reporting Person beneficially owns 857,275 Ordinary Shares, representing approximately 10.96% of the outstanding shares of Common Stock.

(b) The Reporting Person may be deemed to hold sole voting and dispositive power over 857,275 Ordinary Shares of the Issuer consisting of (i) 785,875 Ordinary Shares, and (ii) warrants to purchase 71,400 Ordinary Shares exercisable within 60 days of February 4, 2022.

(c) The Reporting Persons has not effected any transactions in the Ordinary Shares in the past 60 days, except as set forth in Item 4, which is incorporated by reference herein.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above, which is incorporated by reference herein.

Lock-Up Agreement

On January 31, 2022, in connection with the Issuer’s initial public offering, the Reporting Person entered into a Lock-up Agreement with the representative of the underwriters named therein (the “Lock-up Agreement”), pursuant to which the Reporting Person agreed that for a period of 120 days from February 1, 2022, subject to certain exceptions, it will not (i) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, (iii) make any demand for or exercise any right with respect to the registration of any Ordinary Shares, or (iv) publicly disclose the intention to make any offer, sale, pledge, disposition, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or any such other securities.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Form of Lock-Up Agreement with the underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1/A filed with the SEC on January 18, 2022)

Exhibit 2	Form of Warrant to Purchase Ordinary Shares (incorporated by reference to Exhibit 4.7 to the Issuer’s Registration Statement on Form F-1/A filed with the SEC on January 18, 2022).

Page 5 of 5 Pages

SIGNATURE

After a reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2022

/s/ Joseph Gottlieb
Joseph Gottlieb